Exhibit 99.1

Tuniu Announces Unaudited Third Quarter 2020 Financial Results

NANJING, China, December 1, 2020 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

"In the third quarter, as China’s domestic travel industry further recovered, Tuniu’s revenues continued to improve with declining operating expenses for the third consecutive quarter as our operating cash flow turned positive," said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "With our strong supply chain advantages, innovative product models and diverse customer acquisition channels, Tuniu is able to offer Chinese travelers highly satisfying and cost-effective products. Looking ahead, we are confident that Tuniu is well positioned to grasp opportunities, expand our core competencies and strengthen our market position."

Third Quarter 2020 Results

Net revenues were RMB123.5 million (US$18.2 million1) in the third quarter of 2020, representing a year-over-year decrease of 85.5% from the corresponding period in 2019. The decrease was primarily due to the negative impact brought by the outbreak and spread of COVID-19.

•	Revenues from packaged tours were RMB86.4 million (US$12.7 million) in the third quarter of 2020, representing a year-over-year decrease of 88.4% from the corresponding period in 2019. The decrease was primarily due to the decline in travel to international destinations impacted by the outbreak and spread of COVID-19.

•	Other revenues were RMB37.1 million (US$5.5 million) in the third quarter of 2020, representing a year-over-year decrease of 64.8% from the corresponding period in 2019. The decrease was primarily due to the decline in service fees received from insurance companies and revenues generated from financial services.

Cost of revenues was RMB58.5 million (US$8.6 million) in the third quarter of 2020, representing a year-over-year decrease of 87.6% from the corresponding period in 2019. As a percentage of net revenues, cost of revenues was 47.3% in the third quarter of 2020, compared to 55.4% in the corresponding period in 2019.

Gross margin was 52.7% in the third quarter of 2020, compared to a gross margin of 44.6% in the third quarter of 2019.

Operating expenses were RMB127.8 million (US$18.8 million) in the third quarter of 2020, representing a year-over-year decrease of 70.8% from the corresponding period in 2019. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB9.6 million (US$1.4 million) in the third quarter of 2020. Non-GAAP2 operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB118.2 million (US$17.4 million) in the third quarter of 2020, representing a year-over-year decrease of 69.4%.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 6.7896 on September 30, 2020 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

•	Research and product development expenses were RMB16.0 million (US$2.4 million) in the third quarter of 2020, representing a year-over-year decrease of 75.1%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.1 million (US$0.2 million), were RMB14.9 million (US$2.2 million) in the third quarter of 2020, representing a year-over-year decrease of 75.8% from the corresponding period in 2019. The decrease was primarily due to the decrease in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB49.9 million (US$7.3 million) in the third quarter of 2020, representing a year-over-year decrease of 79.2%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB6.2 million (US$0.9 million), were RMB43.6 million (US$6.4 million) in the third quarter of 2020, representing a year-over-year decrease of 78.7% from the corresponding period in 2019. The decrease was primarily due to the decrease in promotion expenses and sales and marketing personnel related expenses.

•	General and administrative expenses were RMB69.8 million (US$10.3 million) in the third quarter of 2020, representing a year-over-year decrease of 49.6%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB2.3 million (US$0.3 million), were RMB67.4 million (US$9.9 million) in the third quarter of 2020, representing a year-over-year decrease of 45.8% from the corresponding period in 2019. The decrease was primarily due to the decrease in general and administrative personnel related expenses.

Loss from operations was RMB62.8 million (US$9.2 million) in the third quarter of 2020, compared to a loss from operations of RMB56.9 million in the third quarter of 2019. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB53.0 million (US$7.8 million) in the third quarter of 2020.

Net loss was RMB62.1 million (US$9.1 million) in the third quarter of 2020, compared to a net loss of RMB12.6 million in the third quarter of 2019. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB52.3 million (US$7.7 million) in the third quarter of 2020.

Net loss attributable to ordinary shareholders was RMB56.9 million (US$8.4 million) in the third quarter of 2020, compared to a net loss attributable to ordinary shareholders of RMB13.5 million in the third quarter of 2019. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB47.2 million (US$6.9 million) in the third quarter of 2020.

As of September 30, 2020, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.6 billion (US$229.2 million). The COVID-19 pandemic has negatively impacted our business operation and cash flows for the third quarter of 2020, which could continue to impact on subsequent periods. Based on our liquidity assessment and management actions, we believe that our available cash, cash equivalents and maturity of investments will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Business Outlook

Tuniu’s business has been significantly and negatively impacted by the outbreak and spread of COVID-19 since January 2020. As a result of the continued influence by COVID-19, for the fourth quarter of 2020, the Company expects to generate RMB112.8 million to RMB135.4 million of net revenues, which represents 70% to 75% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on December 1, 2020, (9:00 pm, Beijing/Hong Kong Time, on December 1, 2020) to discuss the third quarter 2020 financial results.

To participate in the conference call, please dial the following numbers:

US: +1-888-346-8982

Hong Kong: +852-301-84992

Mainland China: 4001-201203

International: +1-412-902-4272

Conference ID: Tuniu 3Q 2020 Earnings Call

A telephone replay will be available one hour after the end of the conference through December 8, 2020. The dial-in details are as follows:

US: +1-877-344-7529

International: +1-412-317-0088

Replay Access Code: 10150213

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, other operating income, total operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS-basic and diluted, which excludes share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets is that share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	295,463	668,419	98,447
Restricted cash	327,052	41,057	6,047
Short-term investments	1,305,386	846,372	124,657
Accounts receivable, net	529,983	312,653	46,049
Amounts due from related parties	65,108	50,795	7,481
Prepayments and other current assets	1,300,284	824,056	121,370
Total current assets	3,823,276	2,743,352	404,051

Non-current assets
Long-term investments	1,305,612	464,226	68,373
Property and equipment, net	223,340	187,832	27,665
Intangible assets, net	166,267	100,632	14,821
Land use right, net	98,774	97,228	14,320
Operating lease right-of-use assets, net	105,839	39,756	5,855
Goodwill	232,007	232,007	34,171
Other non-current assets	83,923	48,213	7,101
Long-term amounts due from related parties	557,582	554,152	81,621
Total non-current assets	2,773,344	1,724,046	253,927
Total assets	6,596,620	4,467,398	657,978

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	203,845	20,736	3,054
Accounts and notes payable	1,311,963	925,857	136,364
Amounts due to related parties	29,755	22,902	3,373
Salary and welfare payable	112,511	60,292	8,880
Taxes payable	12,207	2,824	416
Advances from customers	1,113,879	300,022	44,188
Operating lease liabilities, current	57,490	24,081	3,547
Accrued expenses and other current liabilities	907,119	719,670	105,996
Total current liabilities	3,748,769	2,076,384	305,818

Non-current liabilities
Operating lease liabilities, non-current	54,718	31,705	4,670
Deferred tax liabilities	23,658	21,235	3,128
Long-term borrowings	9,689	24,074	3,546
Other non-current liabilities	10,947	10,947	1,612
Total non-current liabilities	99,012	87,961	12,956
Total liabilities	3,847,781	2,164,345	318,774

Mezzanine equity
Redeemable noncontrolling interests	37,200	27,261	4,015

Shareholders' equity
Ordinary shares	249	249	37
Less: Treasury stock	(310,942)	(307,290)	(45,259)
Additional paid-in capital	9,113,512	9,119,524	1,343,161
Accumulated other comprehensive income	293,784	289,611	42,655
Accumulated deficit*	(6,385,974)	(6,811,458)	(1,003,219)
Total Tuniu's shareholders' equity	2,710,629	2,290,636	337,375
Noncontrolling interests	1,010	(14,844)	(2,186)
Total Shareholders' equity	2,711,639	2,275,792	335,189
Total liabilities and shareholders' equity	6,596,620	4,467,398	657,978

*On 1 January 2020, the Company adopted ASU No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses”, and recognized a cumulative-effect adjustment to the opening retained earnings at the adoption date.

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$
Revenues
Packaged tours	747,122	12,563	86,413	12,727
Others	105,395	21,461	37,132	5,469
Net revenues	852,517	34,024	123,545	18,196
Cost of revenues	(472,040)	(26,292)	(58,472)	(8,612)
Gross profit	380,477	7,732	65,073	9,584

Operating expenses
Research and product development	(64,310)	(20,647)	(16,008)	(2,358)
Sales and marketing	(239,973)	(84,255)	(49,869)	(7,345)
General and administrative	(138,456)	(60,952)	(69,769)	(10,276)
Other operating income	5,406	7,774	7,803	1,149
Total operating expenses	(437,333)	(158,080)	(127,843)	(18,830)
Loss from operations	(56,856)	(150,348)	(62,770)	(9,246)
Other income/(expenses)
Interest and investment income/(loss), net	42,780	7,061	(7,389)	(1,088)
Interest expense	(8,900)	(9,627)	(6,483)	(955)
Foreign exchange (losses)/gains, net	(5,190)	(4,184)	12,779	1,882
Other income, net	14,847	1,323	1,056	156
Loss before income tax expense	(13,319)	(155,775)	(62,807)	(9,251)
Income tax benefit	698	934	1,037	153
Equity in income/(loss) of affiliates	-	215	(286)	(42)
Net loss	(12,621)	(154,626)	(62,056)	(9,140)
Net loss attributable to noncontrolling interests	(565)	(7,073)	(5,152)	(759)
Net (loss)/income attributable to redeemable noncontrolling interests	(102)	142	-	-
Net loss attributable to Tuniu Corporation	(11,954)	(147,695)	(56,904)	(8,381)
(Accretion on)/Reversal of redeemable noncontrolling interests	(1,518)	81	-	-
Net loss attributable to ordinary shareholders	(13,472)	(147,614)	(56,904)	(8,381)

Net loss	(12,621)	(154,626)	(62,056)	(9,140)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	12,276	(271)	(11,993)	(1,766)
Comprehensive loss	(345)	(154,897)	(74,049)	(10,906)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.04)	(0.40)	(0.15)	(0.02)
Net loss per ADS - basic and diluted*	(0.12)	(1.20)	(0.45)	(0.06)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,559,765	370,145,186	370,298,762	370,298,762

Share-based compensation expenses included are as follows：
Cost of revenues	52	189	97	14
Research and product development	2,065	832	287	42
Sales and marketing	119	147	132	19
General and administrative	13,294	1,759	1,626	239
Total	15,530	2,927	2,142	314

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended September 30, 2020
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result
Cost of revenues	(58,472)	97	-	(58,375)

Research and product development	(16,008)	287	782	(14,939)
Sales and marketing	(49,869)	132	6,105	(43,632)
General and administrative	(69,769)	1,626	709	(67,434)
Other operating income	7,803	-	-	7,803
Total operating expenses	(127,843)	2,045	7,596	(118,202)

Loss from operations	(62,770)	2,142	7,596	(53,032)

Net loss	(62,056)	2,142	7,596	(52,318)

Net loss attributable to ordinary shareholders	(56,904)	2,142	7,596	(47,166)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.15)			(0.13)
Net loss per ADS - basic and diluted	(0.45)			(0.39)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,298,762			370,298,762

	Quarter Ended June 30, 2020
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result
Cost of revenues	(26,292)	189	-	(26,103)

Research and product development	(20,647)	832	782	(19,033)
Sales and marketing	(84,255)	147	14,915	(69,193)
General and administrative	(60,952)	1,759	709	(58,484)
Other operating income	7,774	-	-	7,774
Total operating expenses	(158,080)	2,738	16,406	(138,936)

Loss from operations	(150,348)	2,927	16,406	(131,015)

Net Loss	(154,626)	2,927	16,406	(135,293)

Net loss attributable to ordinary shareholders	(147,614)	2,927	16,406	(128,281)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.40)			(0.35)
Net loss per ADS - basic and diluted	(1.20)			(1.05)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,145,186			370,145,186

	Quarter Ended September 30, 2019
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result
Cost of revenues	(472,040)	52	-	(471,988)

Research and product development	(64,310)	2,065	513	(61,732)
Sales and marketing	(239,973)	119	34,907	(204,947)
General and administrative	(138,456)	13,294	705	(124,457)
Other operating income	5,406	-	-	5,406
Total operating expenses	(437,333)	15,478	36,125	(385,730)

Loss from operations	(56,856)	15,530	36,125	(5,201)

Net (Loss)/Income	(12,621)	15,530	36,125	39,034

Net (Loss)/Income attributable to ordinary shareholders	(13,472)	15,530	36,125	38,183

Net (loss)/income per ordinary share attributable to ordinary shareholders(RMB)
-Basic	(0.04)			0.10
-Diluted	(0.04)			0.10
Net (loss)/income per ADS (RMB)
-Basic	(0.12)			0.30
-Diluted	(0.12)			0.30
Weighted average number of ordinary shares
-Basic	369,559,765			369,559,765
-Diluted	369,559,765			379,770,193

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.